News Release

C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945

May 10, 2023

This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s First Quarter 2023 Report to Shareholders, including our unaudited interim Consolidated Financial Statements for the three months ended March 31, 2023, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at www.manulife.com/en/investors/results-and-reports. The Company’s Management’s Discussion & Analysis (“MD&A”) and additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at http://www.sec.gov.

Manulife adopted IFRS 17 “Insurance Contracts” and IFRS 9 “Financial Instruments” effective for years beginning on January 1, 2023, to be applied retrospectively. Our quarterly 2022 results have been restated in accordance with IFRS 17 and IFRS 9.

The comparative restated 2022 results in this news release may not be fully representative of our market risk profile, as the transition of our general fund portfolio for asset-liability matching purposes under IFRS 17 and IFRS 9 was not completed until early 2023. Consequently, year-over-year variations between our 2023 results compared to the restated 2022 results should be viewed in this context.

In addition, our restated 2022 results are also not directly comparable to 2023 results because IFRS 9 hedge accounting and expected credit loss (“ECL”) principles are applied prospectively effective January 1, 2023. Accordingly, we have also presented comparative quarterly 2022 results as if IFRS had allowed such principles to be implemented for 2022. Such results are denoted as being “transitional” throughout this news release and include the transitional net income attributed to shareholders for 2022. For a complete list of transitional financial measures, please see section A1 “Implementation of IFRS 17” of the First Quarter 2023 MD&A.

Manulife reports 1Q23 net income attributed to shareholders of $1.4 billion, core earnings of $1.5 billion, strong core EPS growth and core ROE, and Global Wealth and Asset Management net inflows of $4.4 billion

Today, Manulife announced its first quarter of 2023 (“1Q23”) results. This marks the first quarter of reporting under IFRS 17 and IFRS 9 and the transition impacts on our results are consistent with the guidance that we provided previously. Key highlights of 1Q23 include:

•

Net income attributed to shareholders of $1.4 billion in 1Q23, up $0.1 billion compared with transitional net income attributed to shareholders[1] for the first quarter of 2022 (“1Q22”), and up $2.6 billion compared with 1Q22 net income attributed to shareholders

•	Core earnings[1] of $1.5 billion in 1Q23, up 6% on a constant exchange rate basis[2] from 1Q22

•

Core EPS[3] of $0.79 in 1Q23, up 11%[2] compared with 1Q22, and diluted earnings per common share (“EPS”) of $0.73 in 1Q23, up 4% compared with transitional EPS[3] of $0.66 in 1Q22, and up $1.39 compared with EPS of -$0.66 in 1Q22

•	Core ROE[3] of 14.8% and ROE of 13.6% in 1Q23

•	APE sales[4] of $1.6 billion in 1Q23, down 3%[4] from 1Q22

•	NBV[4] of $509 million in 1Q23, down 5% from 1Q22

•	New business contractual service margin (“CSM”)[5] of $442 million in 1Q23, down 13%[2] from 1Q22

•	CSM balance net of NCI of $17.5 billion and post-tax CSM net of NCI[1] of $14.9 billion as at March 31, 2023

[1]

Transitional net income attributed to shareholders, core earnings and post-tax CSM net of NCI (“post-tax CSM”) are non-GAAP financial measures. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our 1Q23 MD&A.

[2]	Percentage growth / declines in core earnings, core EPS and new business CSM net of NCI stated on a constant exchange rate basis are non-GAAP ratios.
[3]	Diluted core earnings per common share (“Core EPS”), transitional EPS and core return on common shareholders’ equity (“Core ROE”) are non-GAAP ratios.
[4]

For more information on new business value (“NBV”) and annualized premium equivalent (“APE”) sales, see “Non-GAAP and other financial measures” below. In this news release, percentage growth / declines in NBV and APE sales are stated on a constant exchange rate basis.

[5]	New business contractual service margin is net of non-controlling interests (“NCI”).

May 10, 2023 – Press Release Reporting First Quarter Results	1

•	Global Wealth and Asset Management (“Global WAM”) net inflows[1] of $4.4 billion in 1Q23, compared with net inflows of $6.8 billion in 1Q22

•	LICAT ratio[2] of 138%

•	Purchased for cancellation 0.8% of common shares outstanding, or approximately 15.6 million common shares, for $0.4 billion in 1Q23[3]

•

Adjusted book value per common share[4] of $30.04 as of March 31, 2023, an increase of $2.51 from March 31, 2022, and book value per common share of $22.01 as at March 31, 2023, an increase of $1.90 from March 31, 2022

•	Embedded value[1] of $63.9 billion or $34.29 per common share, as of December 31, 2022, compared with $64.8 billion or $33.35 per common share as of December 31, 2021

“We reported strong operating results in the first quarter of 2023 despite continued market volatility, delivering core earnings of $1.5 billion, net income attributed to shareholders of $1.4 billion and core return on equity of 14.8%,” said Roy Gori, Manulife President & Chief Executive Officer. “We delivered core EPS growth of 11%, reflecting strong core earnings and the impact of our share buyback actions over the past year. The strength and global diversity of our franchise was again demonstrated this quarter with year-over-year core earnings growth in our North America insurance businesses. In Asia, we are encouraged by the sales momentum building progressively through the first quarter as the region continues to rebound from the global pandemic, which contributed to double-digit APE sales growth in Hong Kong compared with 1Q22. Global WAM generated net inflows of $4.4 billion with positive contributions from all business lines and geographies.”

“As we report our first quarter of financial results under IFRS 17 and IFRS 9, I am pleased to confirm that the transition impacts are consistent with the guidance we provided previously,” said Phil Witherington, Chief Financial Officer. “Adjusted book value per common share, which reflects the intrinsic value of our insurance businesses, demonstrated stable growth throughout 2022 and increased 9% in 1Q23 compared with the first quarter of 2022. Our capital position remains strong with a LICAT ratio of 138%. We continue to execute on our share buyback program and repurchased 0.8% of our outstanding common shares for $0.4 billion in 1Q23. An important metric under IFRS 17 is the contractual service margin, or CSM. For the first quarter we reported $14.9 billion of post-tax CSM, reflecting $0.4 billion of CSM generated from new business in the quarter. While the pace of growth was impacted by lower sales volumes in an operating environment that continued to be challenging, we continue to view our target of growing CSM by eight to ten percent per year to be appropriate.5 I am optimistic about the momentum we are seeing in our Asia business, and am confident that we are well positioned for the future as insurance markets across Asia continue to grow.”

“Our financial strength, robust risk management and diversified business portfolio continue to drive the performance for our global franchise,” added Mr. Gori.

BUSINESS HIGHLIGHTS:

In Asia, we continued to leverage our health and wellness platform, ManulifeMOVE, to drive incremental sales, with over 50% of our in-force eligible customers having activated the ManulifeMOVE app, of which 38% have made a subsequent insurance purchase. In Canada, we partnered with Cleveland Clinic Canada using their global healthcare expertise to enhance product offerings and services to our five million group benefits customers by providing industry research, thought leadership, and education materials. In the U.S., we continued to innovate our customer wellness offerings by expanding access to GRAIL’s Galleri® multi-cancer early detection test to all eligible life insurance customers who have registered with the John Hancock Vitality PLUS program. This

[1]	For more information on net flows and embedded value, see “Non-GAAP and other financial measures” below.
[2]

Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”). LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[3]

8.7 million shares were repurchased under the current Normal Course Issuer Bid (“NCIB”) commenced on February 23, 2023, and 6.9 million shares were repurchased under the previous NCIB that expired on February 2, 2023.

[4]	Adjusted book value per common share is a non-GAAP ratio.
[5]	See “Caution regarding forward-looking statements” below.

May 10, 2023 – Press Release Reporting First Quarter Results	2

expanded access comes after a successful initial pilot when we became the first life insurance carrier to make the test available in September 2022. In Global WAM, our Hong Kong retirement business won a total of 19 awards in “The 2023 MPF Awards” organized by MPF Ratings, including the “MPF Gold Rating”, “Best Employer Experience”, “Environmentally Responsible”, “People’s Choice” and 15 Consistent Performer awards. Among these, we have been voted the “People’s Choice” for five consecutive years.

In addition, we continued to make progress on our digital journey in 1Q23. In Asia, we further accelerated user adoption of our customer website in Vietnam by implementing additional servicing features and user interface improvements to enhance the customer experience, with the proportion of active users increasing 29 percentage points from 1Q22 to 37% at the end of 1Q23, materially contributing to an increase of 10 percentage points in servicing straight-through-processing for the segment. In Canada, we enhanced our Manulife Vitality program with continued expansion of compatible devices and apps, enabling members to now earn points for activities recorded on additional wearable devices and mobile applications. In the U.S., we optimized the customer registration experience across our life and long-term-care insurance customer websites at the end of 2022 resulting in a 35% increase in online registrations in 1Q23 compared with 1Q22, contributing to a 13% improvement in unique website traffic. In Global WAM, we announced a strategic agreement with Fidelity Clearing Canada which will provide access to a leading advisory technology platform for our Canadian retail wealth channel. The agreement will bring a robust digital experience and powerful technology directly to advisors and clients as we continue to enhance and broaden our wealth planning and advice business.

May 10, 2023 – Press Release Reporting First Quarter Results	3

FINANCIAL HIGHLIGHTS:

	Quarterly Results
($ millions, unless otherwise stated)	1Q23	1Q22 Transitional
Profitability:
Net income (loss) attributed to shareholders(1)	$1,406	$1,325
Return on common shareholders’ equity (“ROE”)(1)	13.6%	13.3%
Diluted earnings (loss) per common share ($)(1)	$0.73	$0.66

	Quarterly Results
($ millions, unless otherwise stated)	1Q23	1Q22
Profitability:
Net income (loss) attributed to shareholders	$1,406	$(1,220)
Core earnings	$1,531	$1,393
Diluted earnings per common share (“EPS”) ($)	$0.73	$(0.66)
Diluted core earnings per common share (“Core EPS”) ($)(3)	$0.79	$0.69
Return on common shareholders’ equity (“ROE”)	13.6%	(13.3)%
Core ROE	14.8%	14.0%
Expense efficiency ratio(3)	47.1%	46.4%
Expenditure efficiency ratio(3)	54.0%	53.4%
General expenses	$1,086	$931
Core expenses(2)	$1,605	$1,416
Core expenditures(2)	$2,112	$1,872
Business performance:
Asia APE sales	$1,173	$1,087
Canada APE sales	$293	$363
U.S. APE sales	$134	$160
Total APE sales	$1,600	$1,610
Asia new business value	$372	$369
Canada new business value	$92	$104
U.S. new business value	$45	$41
Total new business value	$509	$514
Asia new business CSM	$301	$317
Canada new business CSM	$46	$61
U.S. new business CSM	$95	$112
Total new business CSM	$442	$490
Asia CSM net of NCI	$9,678	$9,045
Canada CSM	$3,659	$3,903
U.S. CSM	$4,080	$3,892
Corporate and Other CSM	$50	$27
Total CSM net of NCI	$17,467	$16,867
Post-tax CSM net of NCI(2)	$14,850	$14,320
Global WAM net flows ($ billions)	$4.4	$6.8
Global WAM gross flows ($ billions)(4)	$38.8	$38.4
Global WAM assets under management and administration ($ billions)(2)	$814.5	$810.2
Global WAM total invested assets ($ billions)	$5.6	$5.8
Global WAM net segregated funds net assets ($ billions)	$235.6	$236.6
Financial strength:
MLI’s LICAT ratio	138%	140%
Financial leverage ratio(3)	26.0%	24.9%
Book value per common share ($)	$22.01	$20.11
Adjusted book value per common share ($)(3)	$30.04	$27.53

(1)

2022 results for transitional net income attributed to shareholders, transitional EPS and transitional ROE, a non-GAAP ratio, are adjusted to include IFRS 9 hedge accounting and expected credit loss principles (“IFRS 9 transitional impacts”). See 1Q23 MD&A for more information. For 2023, there are no IFRS 9 transitional adjustments as ECL and hedge accounting is effective January 1, 2023 and therefore the impact is included in net income attributed to shareholders.

(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below and in our 1Q23 MD&A for additional information.
(3)	This item is a non-GAAP ratio.
(4)	For more information on gross flows, see “Non-GAAP and other financial measures” below and in our 1Q23 MD&A.

May 10, 2023 – Press Release Reporting First Quarter Results	4

PROFITABILITY:

Reported net income attributed to shareholders of $1.4 billion in 1Q23, in line with 1Q22 transitional net income attributed to shareholders, and $2.6 billion higher than 1Q22 net loss attributed to shareholders

Net income attributed to shareholders in 1Q23 was in line with 1Q22 transitional net income attributed to shareholders, reflecting higher core earnings largely offset by charges from market experience (compared with a small gain in the prior year on a transitional basis). The net charge from market experience in 1Q23 was primarily driven by lower-than-expected returns (including fair value changes) on alternative long duration assets (“ALDA”) related to real estate and private equity, and a net realized loss from the sale of fixed income assets which are classified as fair value through other comprehensive income (“FVOCI”), partially offset by higher-than-expected returns on public equity, favourable foreign exchange impacts and a modest net gain from derivatives and hedge ineffectiveness. Net income attributed to shareholders in 1Q23 increased by $2.6 billion compared with 1Q22, driven by factors mentioned above and $2.5 billion of transitional impacts due to the application of IFRS 9 hedge accounting and ECL principles (transitional impacts are geography-related and do not impact total shareholders’ equity as the corresponding offset is in other comprehensive income).

Delivered core earnings of $1.5 billion in 1Q23, an increase of 6% compared with 1Q22

The increase in core earnings compared with 1Q22 was driven by the non-recurrence of excess mortality claims related to COVID-19 in 1Q22 in the U.S. life insurance business, an increase in expected investment earnings related to business growth and higher reinvestment yields, higher returns on surplus assets net of higher cost of debt financing and lower new insurance business losses related to onerous contracts driven by pricing actions. These were partially offset by an increase in the ECL provision primarily related to commercial mortgages, lower CSM recognized into earnings for service provided reflecting slower amortization of CSM for certain VFA1 contracts and the impact of the U.S. variable annuity reinsurance transactions in 2022, and lower net fee income from lower average AUMA and higher general expenses in Global WAM.

BUSINESS PERFORMANCE:

Annualized premium equivalent (“APE”) sales of $1.6 billion in 1Q23, a decrease of 3% compared with 1Q22

In Asia, APE sales increased 5%, driven by growth in Hong Kong. APE sales in Japan and Asia Other2 were in line with 1Q22. In Hong Kong, APE sales increased 26% reflecting strong growth in our broker and agency channels, primarily driven by a return of demand from mainland Chinese visitors (“MCV”) customers following the reopening of the border between Hong Kong and mainland China. In Japan, APE sales were in line with 1Q22, as higher other wealth sales were offset by lower sales in individual protection and corporate-owned life insurance products. Asia Other APE sales were in line with 1Q22, as lower agency sales in Vietnam and bancassurance sales in Singapore were offset by higher sales in mainland China and in our international high net worth business3. In Canada, APE sales decreased 19%, primarily due to the impact of market volatility on the demand for segregated fund products and variability in the large-case group insurance market, partially offset by higher participating life insurance sales. In the U.S., APE sales decreased 22% due to the adverse impact of higher short-term interest rates and equity market volatility on consumer sentiment. APE sales of products with the John Hancock Vitality PLUS feature in 1Q23 increased to 74% of overall U.S. sales compared with 70% in 1Q22.

New business value (“NBV”) of $509 million in 1Q23, a decrease of 5% compared with 1Q22

In Asia, NBV decreased 4% from 1Q22 driven by less favourable product mix partially offset by higher sales volumes. In Canada, NBV decreased 12% driven by lower volumes in Annuities and Group Insurance, partially offset by higher margins in Individual Insurance and Annuities. In the U.S., NBV increased 6% due to pricing actions and favourable mix, partially offset by lower sales volumes.

[1]	Variable fee approach (“VFA”)
[2]	Asia Other excludes Hong Kong and Japan.
[3]

Effective January 1, 2023, international high net worth business was reclassified from the U.S. segment to the Asia segment. Prior period comparative information has been restated to reflect the change in segment reporting.

May 10, 2023 – Press Release Reporting First Quarter Results	5

New business CSM of $442 million in 1Q23, a decrease of 13% compared with 1Q22

In Asia, new business CSM decreased 9% from 1Q22 driven by less favourable product mix partially offset by higher sales volumes. In Canada, new business CSM decreased 25% due to lower segregated fund sales volumes and less favourable product mix in Individual Insurance. Under IFRS 17 the majority of group insurance and affinity products are classified as Premium Allocation Approach (“PAA”) and do not generate CSM. In the U.S., new business CSM decreased 20% consistent with lower sales volumes.

CSM net of NCI was $17,467 million as at March 31, 2023, an increase of $184 million compared with December 31, 2022

The $184 million increase in CSM net of NCI reflects an increase in total CSM movement of $223 million, net of an increase in NCI of $39 million. Organic CSM movement was an increase of $166 million in 1Q23 driven by the impact of new insurance business and expected movements related to finance income or expenses, partially offset by amounts recognized for service provided in current period earnings and a loss from insurance experience. Inorganic CSM movement was an increase of $57 million driven by the impact of movement in exchange rates and reinsurance related gains. Post-tax CSM net of NCI was $14,850 million as at March 31, 2023.

Reported Global Wealth and Asset Management net inflows of $4.4 billion in 1Q23, compared with 1Q22 net inflows of $6.8 billion

Net inflows in Retirement were $1.2 billion in 1Q23 compared with net inflows of $2.0 billion in 1Q22, driven by higher plan redemptions and lower new pension plan sales, partially offset by growth in member contributions and lower member withdrawals. Net inflows in Retail were $0.8 billion in 1Q23 compared with net inflows of $4.0 billion in 1Q22, reflecting lower investor demand amid continued market volatility and higher interest rates. Net inflows in Institutional Asset Management were $2.5 billion in 1Q23 compared with net inflows of $0.9 billion in 1Q22, driven by higher gross flows and new product launches in mainland China, partially offset by higher redemptions in mainland China.

May 10, 2023 – Press Release Reporting First Quarter Results	6

ADDITIONAL INFORMATION ON IFRS 17 AND IFRS 9

To accompany the release of our 1Q23 financial results we have published a video with presentation slides which provide a conceptual overview of our adoption of IFRS 17 and IFRS 9 as well as presentation slides on our 2022 comparative results. These materials are available under the “IFRS 17 Information” section on the Manulife website at: www.manulife.com/en/investors/results-and-reports.

QUARTERLY EARNINGS RESULTS CONFERENCE CALL

Manulife Financial Corporation will host a First Quarter 2023 Earnings Results Conference Call at 8:00 a.m. ET on May 11, 2023. As this will mark the first quarter of reporting under the new accounting standards, we have extended the length of the call to two hours. For local and international locations, please call 416-340-2217 or toll free, North America 1-800-806-5484 (Passcode: 7425868#). Please call in 15 minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available until August 5, 2023 by calling 905-694-9451 or 1-800-408-3053 (Passcode: 7830868#).

The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on May 11, 2023. You may access the webcast at: manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above.

The First Quarter 2023 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.

Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries	Investor Relations
Cheryl Holmes	Hung Ko
(416) 557-0945	(416) 806-9921
Cheryl_Holmes@manulife.com	Hung_Ko@manulife.com

May 10, 2023 – Press Release Reporting First Quarter Results	7

EARNINGS:

The following table presents net income attributed to shareholders for 1Q23 and transitional net income attributed to shareholders for 1Q22 and 4Q22, consisting of core earnings and details of the items excluded from core earnings:

	Quarterly Results
($ millions)	1Q23	4Q22	1Q22
Core earnings
Asia	$489	$496	$479
Canada	353	296	334
U.S.	385	408	293
Global Wealth and Asset Management	287	274	344
Corporate and Other	17	69	(57)
Total core earnings	$1,531	$1,543	$1,393
Items excluded from core earnings:
Market experience gains (losses)	(65)	(655)	3
Change in actuarial methods and assumptions that flow directly through income	-	-	-
Restructuring charge	-	-	-
Reinsurance transactions, tax-related items and other	(60)	340	(71)
Net income attributed to shareholders / Transitional(1)	$1,406	$1,228	$1,325

(1)	This item is a non-GAAP financial measure.

NON-GAAP AND OTHER FINANCIAL MEASURES:

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; transitional net income (loss) attributed to shareholders; common shareholders’ transitional net income; adjusted book value; post-tax contractual service margin; post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); total expenses; core expenses; total expenditures; core expenditures; and assets under management and administration (“AUMA”).

Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); transitional return on common shareholders’ equity (“transitional ROE”); transitional diluted earnings per common share (“transitional diluted EPS”); expense efficiency ratio; expenditure efficiency ratio; financial leverage ratio; adjusted book value per common share and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures.

Other specified financial measures include assets under administration; embedded value; NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”) and percentage growth/decline in such other financial measures and new business CSM.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 2022 MD&A, which is incorporated by reference.

May 10, 2023 – Press Release Reporting First Quarter Results	8

Reconciliation of core earnings to net income attributed to shareholders

	1Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$613	$423	$219	$345	$119	$1,719
Income tax (expense) recovery
Core earnings	(68)	(85)	(86)	(45)	14	(270)
Items excluded from core earnings	(37)	(14)	53	(3)	(38)	(39)
Income tax (expense) recovery	(105)	(99)	(33)	(48)	(24)	(309)
Net income (post-tax)	508	324	186	297	95	1,410
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	54	-	-	-	-	54
Participating policyholders	(65)	15	-	-	-	(50)
Net income (loss) attributed to shareholders (post-tax)	519	309	186	297	95	1,406
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	30	(44)	(166)	9	106	(65)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	-	-	(33)	1	(28)	(60)
Core earnings (post-tax)	$489	$353	$385	$287	$17	$1,531
Income tax on core earnings (see above)	68	85	86	45	(14)	270
Core earnings (pre-tax)	$557	$438	$471	$332	$3	$1,801

Core earnings, CER basis

	1Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$489	$353	$385	$287	$17	$1,531
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$489	$353	$385	$287	$17	$1,531
Income tax on core earnings, CER basis(2)	68	85	86	45	(14)	270
Core earnings, CER basis (pre-tax)	$557	$438	$471	$332	$3	$1,801

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.

May 10, 2023 – Press Release Reporting First Quarter Results	9

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

	4Q22
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$403	$(37)	$(68)	$461	$(62)	$697
Income tax (expense) recovery
Core earnings	(82)	(81)	(96)	(47)	71	(235)
Items excluded from core earnings	(21)	67	120	(13)	308	461
Income tax (expense) recovery	(103)	(14)	24	(60)	379	226
Net income (post-tax)	300	(51)	(44)	401	317	923
Less: Net income (post-tax) attributed to
Non-controlling interests	32	-	-	-	1	33
Participating policyholders	(47)	22	-	-	-	(25)
Net income (loss) attributed to shareholders (post-tax)	315	(73)	(44)	401	316	915
IFRS 9 transitional impacts (post-tax)	178	193	(62)	-	4	313
Transitional net income (loss) attributed to shareholders (post-tax)	493	120	(106)	401	320	1,228
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	12	(136)	(514)	45	(62)	(655)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(15)	(40)	-	82	313	340
Core earnings (post-tax)	$496	$296	$408	$274	$69	$1,543
Income tax on core earnings (see above)	82	81	96	47	(71)	235
Core earnings (pre-tax)	$578	$377	$504	$321	$(2)	$1,778

Core earnings, CER basis

	4Q22
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$496	$296	$408	$274	$69	$1,543
CER adjustment(1)	11	-	(2)	(1)	-	8
Core earnings, CER basis (post-tax)	$507	$296	$406	$273	$69	$1,551
Income tax on core earnings, CER basis(2)	80	82	95	48	(71)	234
Core earnings, CER basis (pre-tax)	$587	$378	$501	$321	$(2)	$1,785

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.

May 10, 2023 – Press Release Reporting First Quarter Results	10

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

	1Q22
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$192	$(1,038)	$(775)	$336	$(378)	$(1,663)
Income tax (expense) recovery
Core earnings	(64)	(72)	(61)	(64)	20	(241)
Items excluded from core earnings	(9)	455	237	11	(13)	681
Income tax (expense) recovery	(73)	383	176	(53)	7	440
Net income (post-tax)	119	(655)	(599)	283	(371)	(1,223)
Less: Net income (post-tax) attributed to
Non-controlling interests	2	-	-	-	-	2
Participating policyholders	(22)	17	-	-	-	(5)
Net income (loss) attributed to shareholders (post-tax)	139	(672)	(599)	283	(371)	(1,220)
IFRS 9 transitional impacts (post-tax)	66	998	1,484	-	(3)	2,545
Transitional net income (loss) attributed to shareholders (post-tax)	205	326	885	283	(374)	1,325
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(274)	(8)	592	(61)	(246)	3
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	-	-	-	-	(71)	(71)
Core earnings (post-tax)	$479	$334	$293	$344	$(57)	$1,393
Income tax on core earnings (see above)	63	72	61	64	(20)	240
Core earnings (pre-tax)	$542	$406	$354	$408	$(77)	$1,633

Core earnings, CER basis

	1Q22
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$479	$334	$293	$344	$(57)	$1,393
CER adjustment(1)	17	-	20	15	2	54
Core earnings, CER basis (post-tax)	$496	$334	$313	$359	$(55)	$1,447
Income tax on core earnings, CER basis(2)	65	72	65	66	(20)	248
Core earnings, CER basis (pre-tax)	$561	$406	$378	$425	$(75)	$1,695

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.

May 10, 2023 – Press Release Reporting First Quarter Results	11

Core earnings available to common shareholders

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Core earnings	$1,531	$1,543	$1,339	$1,526	$1,393	$5,801
Less: Preferred share dividends	(52)	(97)	(51)	(60)	(52)	(260)
Core earnings available to common shareholders	1,479	1,446	1,288	1,466	1,341	5,541
CER adjustment(1)	-	8	38	64	54	164
Core earnings available to common shareholders,
CER basis	$1,479	$1,454	$1,326	$1,530	$1,395	$5,705

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.

Core ROE

($ millions, unless otherwise stated)

	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Core earnings available to common shareholders	$1,479	$1,446	$1,288	$1,466	$1,341	$5,541
Annualized core earnings available to common shareholders	$5,998	$5,737	$5,110	$5,880	$5,439	$5,541
Average common shareholders’ equity (see below)	$40,465	$40,667	$40,260	$39,095	$38,881	$39,726
Core ROE (annualized) (%)	14.8%	14.1%	12.7%	15.1%	14.0%	14.0%
Average common shareholders’ equity
Total shareholders’ and other equity	$47,375	$46,876	$47,778	$46,061	$44,459	$46,876
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	5,670	6,660
Common shareholders’ equity	$40,715	$40,216	$41,118	$39,401	$38,789	$40,216
Average common shareholders’ equity	$40,465	$40,667	$40,260	$39,095	$38,881	$39,726

Transitional ROE

($ millions, unless otherwise stated)

	Quarterly Results				Full Year Results
	4Q22	3Q22	2Q22	1Q22	2022
Common shareholders’ transitional net income (loss)	$1,131	$726	$108	$1,273	$3,238
Annualized common shareholders’ transitional net income (loss)	$4,487	$2,876	$437	$5,163	$3,238
Average common shareholders’ equity	$40,667	$40,260	$39,095	$38,881	$39,726
Transitional ROE (annualized) (%)	11.0%	7.1%	1.1%	13.3%	8.2%

	Quarterly Results				Full Year Results
	4Q22	3Q22	2Q22	1Q22	2022
Common shareholders’ transitional net income (loss):
Total transitional net income (loss) attributed to shareholders	$1,228	$777	$168	$1,325	$3,498
Less: Preferred share dividends and other equity distributions	(97)	(51)	(60)	(52)	(260)
Common shareholders’ transitional net income (loss)	$1,131	$726	$108	$1,273	$3,238

May 10, 2023 – Press Release Reporting First Quarter Results	12

New Business CSM detail, CER Basis

($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated).

	1Q23	4Q22	3Q22	2Q22	1Q22	2022
New business CSM, net of NCI
Hong Kong	$119	$110	$127	$94	$106	$437
Japan	36	28	37	38	37	140
Asia Other	146	186	176	196	174	732
International High Net Worth						195
Mainland China						13
Singapore						189
Vietnam						306
Other Emerging Markets						29
Asia	301	324	340	328	317	1,309
Canada	46	47	44	47	61	199
U.S.	95	71	86	118	112	387
Total new business CSM net of NCI	442	442	470	493	490	1,895
Asia NCI	19	-	2	1	17	20
Total impact of new insurance business in CSM	$461	$442	$472	$494	$507	$1,915
New business CSM, net of NCI, CER adjustment(1)
Hong Kong	$-	$(1)	$4	$6	$8	$17
Japan	-	2	3	1	(2)	4
Asia Other	-	4	8	11	6	29
International High Net Worth						8
Mainland China						-
Singapore						14
Vietnam						7
Other Emerging Markets						-
Asia	-	5	15	18	12	50
Canada	-	-	-	-	-	-
U.S.	-	-	4	7	7	18
Total new business CSM net of NCI	-	5	19	25	19	68
Asia NCI	-	-	-	-	-	-
Total impact of new insurance business in CSM	$-	$5	$19	$25	$19	$68
New Business CSM net of NCI, CER basis
Hong Kong	$119	$109	$131	$100	$114	$454
Japan	36	30	40	39	35	144
Asia Other	146	190	184	207	180	761
International High Net Worth						203
Mainland China						13
Singapore						203
Vietnam						313
Other Emerging Markets						29
Asia	301	329	355	346	329	1,359
Canada	46	47	44	47	61	199
U.S.	95	71	90	125	119	405
Total new business CSM net of NCI, CER basis	442	447	489	518	509	1,963
Asia NCI, CER basis	19	(1)	2	1	17	19
Total impact of new insurance business in CSM, CER basis	$461	$446	$491	$519	$526	$1,982

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.

May 10, 2023 – Press Release Reporting First Quarter Results	13

Post-tax CSM

($ millions and based on actual foreign exchange rates in effect in the applicable reporting period)

As at ($ millions)	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	Jun 30, 2022	Mar 31, 2022
Post-tax CSM
CSM	$18,200	$17,977	$17,798	$17,452	$17,659
Marginal tax rate on CSM	(2,724)	(2,726)	(2,632)	(2,595)	(2,667)
Post-tax CSM	$15,476	$15,251	$15,166	$14,857	$14,992
CSM, net of NCI	$17,467	$17,283	$17,086	$16,711	$16,867
Marginal tax rate on CSM net of NCI	(2,617)	(2,624)	(2,526)	(2,487)	(2,547)
Post-tax CSM net NCI	$14,850	$14,659	$14,560	$14,224	$14,320

Adjusted book value

As at ($ millions)	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	Jun 30, 2022	Mar 31, 2022
Common shareholders’ equity	$40,715	$40,216	$41,118	$39,401	$38,789
Post tax CSM, net of NCI	14,850	14,659	14,560	14,224	14,320
Adjusted book value	$55,565	$54,875	$55,678	$53,625	$53,109

Core expenses

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Core expenses
General expenses - Statements of Income	$1,086	$1,002	$914	$884	$931	$3,731
Directly attributable acquisition expense for contracts measured using the PAA method(1)	33	15	17	15	11	58
Directly attributable maintenance expense(1)	546	577	497	483	482	2,039
Total expenses	$1,665	$1,594	$1,428	$1,382	$1,424	$5,828
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	-	-	-	-	-
Integration and acquisition		18	-	-	8	26
Legal provisions and Other expenses	60	-	39	1	-	40
Total	60	18	39	1	8	66
Core expenses	$1,605	$1,576	$1,389	$1,381	$1,416	$5,762
CER adjustment(2)	-	7	34	44	45	130
Core expenses, CER basis	$1,605	$1,583	$1,423	$1,425	$1,461	$5,892
Total expenses	$1,665	$1,594	$1,428	$1,382	$1,424	$5,828
CER adjustment(2)	-	7	36	44	46	133
Total expenses, CER basis	$1,665	$1,601	$1,464	$1,426	$1,470	$5,961

(1)	Expenses are components of insurance service expenses on the Statements of Income that flow directly to income.
(2)	The impact of updating foreign exchange rates to that which was used in 1Q23.

May 10, 2023 – Press Release Reporting First Quarter Results	14

Core expenditures

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Core expenditures
Total expenses	$1,665	$1,594	$1,428	$1,382	$1,424	$5,828
Directly attributable acquisition expenses capitalized through the CSM(1)	507	532	467	454	456	1,909
Total expenditures	2,172	2,126	1,895	1,836	1,880	7,737
Less: General expenses included in items excluded from core earnings (see core expenses reconciliation above)	60	18	39	1	8	66
Core expenditures	$2,112	$2,108	$1,856	$1,835	$1,872	$7,671
CER adjustment(2)	-	14	54	62	55	185
Core expenditures, CER basis	$2,112	$2,122	$1,910	$1,897	$1,927	$7,856
Total expenditures	$2,172	$2,126	$1,895	$1,836	$1,880	$7,737
CER adjustment(2)	-	15	56	61	56	188
Total expenditures, CER basis	$2,172	$2,141	$1,951	$1,897	$1,936	$7,925

1)	Expenses are components of insurance service expenses on the Statements of Income and are then capitalized to CSM.
2)	The impact of updating foreign exchange rates to that which was used in 1Q23.

Global WAM AUMA reconciliation

As at
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	March 31, 2023	December 31, 2022	Sept 30, 2022	June 30, 2022	March 31, 2022
Total invested assets	$412,476	$400,142	$396,583	$391,098	$404,023
Less: Non Global WAM total invested assets	406,911	394,390	390,997	385,400	398,222
Total invested assets – Global WAM	5,565	5,752	5,586	5,698	5,801
Total segregated funds net assets	$364,044	$348,562	$335,245	$334,903	$371,926
Less: Non Global WAM total segregated funds net assets	128,466	124,371	120,776	121,624	135,314
Total invested assets – Global WAM	235,578	224,191	214,469	213,279	236,612
Global WAM total invested assets and net segregated funds assets	$241,143	$229,943	$220,055	$218,977	$242,413
Global WAM AUMA
Total invested assets	$5,565	$5,752	$5,586	$5,698	$5,801
Segregated funds net assets
Segregated funds net assets - Institutional	3,718	3,719	4,118	4,098	4,336
Segregated funds net assets - Other	231,860	220,472	210,351	209,181	232,276
Total	235,578	224,191	214,469	213,279	236,612
Mutual funds	267,767	258,273	249,591	250,517	274,733
Institutional asset management(1)	113,781	109,739	100,474	96,997	98,177
Other funds	14,302	13,617	12,910	15,075	16,023
Total Global WAM AUM	636,993	611,572	583,030	581,566	631,346
Assets under administration	177,510	170,768	168,316	165,197	178,843
Total Global WAM AUMA	$814,503	$782,340	$751,346	$746,763	$810,189
Total Global WAM AUMA	$814,503	$782,340	$751,346	$746,763	$810,189
CER adjustment(2)	-	(396)	(5,941)	26,727	45,590
Total Global WAM AUMA, CER basis	$814,503	$781,944	$745,405	$773,490	$855,779

(1)	Institutional asset management excludes Institutional segregated funds net assets.
(2)	The impact of updating foreign exchange rates to that which was used in 1Q23.

May 10, 2023 – Press Release Reporting First Quarter Results	15

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:

From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to possible share buybacks under our NCIB, our ability to achieve our medium-term financial and operating targets and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk

May 10, 2023 – Press Release Reporting First Quarter Results	16

Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports, as well as elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

May 10, 2023 – Press Release Reporting First Quarter Results	17